                                                                   Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,					THREE MONTHS ENDED DECEMBER 31,
	1998	1999	2000	2001	2002	2002
Earnings: Income before income taxes (a) Fixed charges	$ 2,002 218	2,064 258	2,213 359	1,625 377	1,597 322	330 80
Earnings, as defined	$ 2,220	2,322	2,572	2,002	1,919	410

Fixed Charges: Interest expense One-third of all rents	$ 161 57	199 59	292 67	304 73	250 72	62 18
Total fixed charges	$ 218	258	359	377	322	80

Ratio of Earnings to Fixed Charges	10.2x	9.0x	7.2x	5.3x	6.0x	5.1x

(a)	Represents income before income taxes and cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.